FOR IMMEDIATE RELEASE	MONDAY, MARCH 12, 2007

Shell Canada Limited Files Annual Oil and Gas Disclosure

Calgary, Alberta - Shell Canada Limited (the “Corporation”) announced today that it has filed its statement of reserves data, the reports of its qualified reserves evaluators and the related report of management and directors with the securities regulatory authorities in Canada.

This information is contained or incorporated by reference in the Corporation’s Annual Information Form for the year ended December 31, 2006, which can be viewed on the Corporation’s website at www.shell.ca or under its SEDAR profile at www.sedar.com.

Investor Inquiries: Ken Lawrence Investor Relations (403) 691-2175	Media Inquiries: Janet Rowley Public Affairs (403) 691-3899